

Mail Stop 3561

November 18, 2009

Ms. Ting Zheng
Chief Executive Officer
China Cord Blood Corporation
48th Floor, Bank of China Tower
1 Garden Road
Central, Hong Kong S.A.R.

> **Re:** **China Cord Blood Corporation**
> **Form F-1/A**
> **Filed November 17, 2009**
> **File No. 333-161602**

Dear Ms. Zheng:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Form F-1/A filed November 17, 2009

General

1. Your prospectus cover page states that the number of ordinary shares that you offer "will be determined based on the public offering price per ordinary share," and you base the current number on the most recent sales price of your ordinary shares. Please confirm that you are not conducting an at-the-market offering, and that you will file an appropriately amended prospectus that includes the specific number and per share price of the securities to be offered. Additionally, please advise us how the company will satisfy its disclosure requirements in the event of a material

> change in the volume or price of the securities after effectiveness of your registration statement. Refer to the instruction to paragraph (a) of Rule 430A of the Securities Act.

Dilution, page 41

2.   It does not appear that you have given pro forma effect to the August 2009 share exchange in calculating the pro forma net tangible book value per share. Please revise your calculation of net tangible book value per outstanding ordinary share to give pro forma effect to the August 2009 share exchange, or tell us why the dilution table should not contemplate this transaction.

Underwriting, page 140

3.   We note the last full paragraph on page 141 regarding the underwriters' undertaking in connection with the listing. Please disclose where this undertaking is located. We are unable to locate it in exhibit 1.1. Also, disclose what the consequences would be if this undertaking is not met.

Notes to the Unaudited Consolidated Financial Statements for the Three Months Ended June 30, 2008 and 2009, page F-43

Note 24 Pro forma net income per share information, page F-61

4.   It does not appear that you have given effect to the convertible promissory note that is described in Note 12 to your unaudited consolidated financial statements in calculating your diluted earnings per share. Please tell us how you considered the convertible promissory note in calculating diluted earnings per share.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Steve Lo at (202) 551-3394 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Louis Rambo at (202) 551-3289 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Mitchell Nussbaum
        Fax: (212) 504-3013